SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 6, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	8128U	April 13, 2007

[redacted]

07023047

SUPPL

PROCESSED

MAY 0 3 2007

THOMSON
FINANCIAL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

04/13/07 04:38 AM

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Subject News Alert: Elementis PLC - Annual Report and Accounts

This Email Alert service is brought to you by Elementis

RNS Number:8128U
Elementis PLC
13 April 2007

Elementis plc
13 April 2007

Report and Accounts for the year ended 31 December 2006
Notice of Annual General Meeting to be held on 26 April 2007

Copies of the above document have been submitted to the UK Listing Authority and
are available for inspection at the UK Listing Authority's Document Viewing Facility, which is located at:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Kathryn Silverwood
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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